

January 18, 2012

<u>Via E-mail</u>
Joseph Wm. Foran
Chairman, President and Chief Executive Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240

> **Re:** **Matador Resources Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 30, 2011**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 17, 2012**
> **File No. 333-176263**

Dear Mr. Foran:

We have reviewed your amended registration statement, and letter dated December 30, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on S-1

Principal and Selling Shareholders, page 169

1. We note that you have added a number of selling security holders other than natural persons. Please disclose whether or not any selling security holder is a broker-dealer or an affiliate of a broker-dealer. If any seller is a broker-dealer who acquired securities other than as compensation for underwriting activities, then please revise your prospectus to state that such broker-dealer is an underwriter. If any seller is an affiliate of a broker-dealer, then, if correct, please revise your prospectus to state that the seller purchased in the ordinary course of business and at the time of the purchase of securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to

distribute the securities. If you are unable to make those statements, please disclose that such seller is an underwriter.

2.   We note your disclosure in footnote 4 to the table that Wellington Management has an indirect interest in 7,335,003 shares through its capacity as an investment advisor in which it may be deemed to share beneficial ownership over the shares held by its client accounts. Please revise your disclosure to clarify, if correct, that the client accounts you reference are those that are otherwise disclosed in the table.

Directed Share Program, page 187

3.   We note that the anticipated dollar amount of the proposed sale in the directed share program to Joseph Wm. Foran exceeds $120,000. As such, please describe the proposed sale under your "Certain Relationships and Related Party Transactions" section, pursuant to Item 404 of Regulation S-K.

Condensed Consolidated Financial Statements, page F-48

4.   Please be advised that if the anticipated effective date of your registration statement falls after 45 days subsequent to the end of the fiscal year ended December 31, 2010, your filing must include audited financial statements for the most recently completed fiscal year ended December 31, 2011. Refer to Rules 3-12 and 3-01(c) of Regulation S-X.

5.   Please continue to monitor your need to file an updated consent from your auditor.

Exhibits

6.   We note that beginning in Amendment No. 2 you changed your exhibit numbering system, such that certain previously filed exhibits are now filed under an exhibit number that will not be reflected as such in the exhibit index in your registration statement as declared effective. Please revise the exhibit index to match the numbering system in place when your exhibits were originally filed, and re-file exhibits as necessary. Alternatively, please revise your exhibit index to specify for each exhibit the exhibit number under which it was filed, the amendment number with which the exhibit was filed, and the date that such exhibit was filed, such as "filed as Ex. No. XXX to Amendment No. 1 filed [date]."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Janice V. Sharry
        Haynes & Boone, LLP